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                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
                THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
                   FILED PURSUANT TO SECTION 54(a) OF THE ACT

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Venture Lending & Leasing III, Inc. (the "Company")

Address of Principal Business Office (No. & Street, City, State, Zip Code):

            Venture Lending & Leasing III, Inc.
            2010 North First Street, Suite 310
            San Jose, California  95131

Telephone Number (including Area Code):(408) 436-8577

Name and address of agent for service of process:

            The Corporation Trust Incorporated
            32 South Street
            Baltimore, Maryland  21202

[X] The Company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934 ("1934 Act"). File Number under the 1934 Act: [_____________]. Form 10 was filed on February 17, 2000.

     The undersigned Company certifies that it is a closed-end company organized under the laws of Maryland (state) and with its principal place of business in California (state); that it will be operated for the purpose of making investments in securities and described in Section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.


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     Pursuant to the requirements of the Act, the undersigned has caused this notification of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of San Jose and state of California on the 17th day of February, 2000.

[SEAL]          Signature  /s/ Venture Lending & Leasing III, Inc.
                           ---------------------------------------
                               Venture Lending & Leasing III, Inc.

                By:   Ronald W. Swenson     /s/ RONALD W. SWENSON
                      -------------------------------------------
                      (Name of director, officer or general partner signing on behalf of the Company)

                      Chairman and CEO
                      --------------------------------------------
                      (Title)

Attest: Brian Best     /s/ Brian Best
        -------------------------------
        (Name)

        CFO, Secretary
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        (Title)


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